September 2, 2025

J. Michael McGillis
Chief Financial Officer
Claros Mortgage Trust, Inc.
60 Columbus Circle, 20th Floor
New York, NY 10023

       Re: Claros Mortgage Trust, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 001-40993
Dear J. Michael McGillis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction